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                                June 24, 2020

       Glenn Laken
       Chief Executive Officer
       CMG Holdings Group, Inc.
       2130 North Lincoln Park West 8N
       Chicago, IL 60614

                                                        Re: CMG Holdings Group,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10
                                                            Filed on June 12,
2020
                                                            File No. 000-51770

       Dear Mr. Laken:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10

       General

   1. We note your response to prior comment 2. Please provide disclosure in the registration statement indicating
that you are unable to confirm that you complied with applicable tender offer rules.
Your disclosure should note that, as a consequence, you may be subject to enforcement action
by the SEC or state regulators and potentially private litigation. In addition, please
disclose that if action is taken against you, the likelihood of its success, or the amount of any
damages that might be awarded, would be difficult to predict and such action may also result
in injunctive or monetary penalties, which could have a material adverse effect on your
business and results of operations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Glenn Laken
CMG Holdings Group, Inc.
June 24, 2020
Page 2

       Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at
(202) 551-3222
with any other questions.



                                                          Sincerely,
FirstName LastNameGlenn Laken
                                                          Division of
Corporation Finance
Comapany NameCMG Holdings Group, Inc.
                                                          Office of Trade &
Services
June 24, 2020 Page 2
cc:       Ben Borgers
FirstName LastName